                                    FORM 11-K


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549




(Mark One)

(X) Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001


                                       or


( ) Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from_____________to_____________


Commission file number 1-11720




                       MailCoups Inc. 401(k) Savings Plan
           -----------------------------------------------------------
                            (Full title of the plan)



                                   ADVO, Inc.
                                One Univac Lane,
                                  P.O. Box 755,
                             Windsor, CT 06095-0755
           -----------------------------------------------------------
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

                       MailCoups, Inc. 401(k) Savings Plan

                                  Annual Report

                               Index to Form 11-K

                          Year Ended December 31, 2001





Report of Independent Auditors

Financial Statements:

         Statements of Net Assets Available for Plan Benefits as of
              December 31, 2001 and 2000


         Statements of Changes in Net Assets Available for Plan
              Benefits for the Years Ended December 31, 2001
              and 2000


         Notes to Financial Statements


Supplemental Schedule:

Schedule I - Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Signature

Exhibit 23 - Consent of Ernst & Young LLP

                         Report of Independent Auditors


To the Plan Administrator of
MailCoups, Inc.
401(k) Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the MailCoups, Inc. 401(k) Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                         \s\ Ernst & Young LLP

Hartford, Connecticut
June 6, 2002

                                 MAILCOUPS, INC.
                               401(k) SAVINGS PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                       December 31,
                                                       ------------
                                                   2001            2000
                                                   ----            ----
Assets

Investments at Fair Value                         $805,045       $725,201

Receivables:
   Employees' Contributions                              -          6,954
   Employer's Contributions                              -          1,967
                                                  --------       --------
     Total Receivables                                   -          8,921
                                                  --------       --------

Net Assets Available for Plan Benefits            $805,045       $734,122
                                                  ========       ========




                See accompanying notes to financial statements.

                                 MAILCOUPS, INC.
                               401(k) SAVINGS PLAN
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                                Year-ended
                                                                December 31,
                                                                ------------
    Additions to assets attributed to:                    2001              2000
                                                          ----              ----
Investment income:
    Net realized and unrealized depreciation
      in fair value of investments                      $(69,047)         $ (7,123)
    Interest                                                 992               893
    Dividends                                             16,305            31,395

Contributions:
    Employee                                             150,729           156,984
    Employer                                              29,949            30,012
    Employee rollover                                     17,875                --
                                                       ---------          --------
Total Additions                                          146,803           212,161
   Deductions to assets attributed to:
Benefit payments                                          75,880           149,525
                                                       ---------          --------
Net increase in net assets available
   for plan benefits:                                     70,923            62,636

Net Assets Available for Plan Benefits:
   Beginning of the year                                 734,122           671,486
                                                       ---------          --------
   End of the year                                     $ 805,045          $734,122
                                                       =========          ========



                See accompanying notes to financial statements.

                                 MAILCOUPS, INC.
                               401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001


A. DESCRIPTION OF THE PLAN

The following description of the MailCoups, Inc. 401(k) Savings Plan ("Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. MailCoups, Inc. ("MailCoups") is a wholly owned subsidiary of ADVO, Inc. (the "Company").

General

The Plan is a defined contribution plan covering all full-time employees ("participants") of MailCoups who have completed one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

MailCoups contributes 50 percent of the first 3 percent of a participant's pay deferral contributions to the Plan. Participants may contribute up to 15 percent of their annual compensation on a pretax basis.

All investment programs are fully participant directed. Participants direct the investment of their and MailCoups' contributions into various investment options offered by the Plan. The Plan offers nine investment options: three collective investment funds, four mutual funds, and two ADVO custom funds, one of which includes Company common stock.

Participant Accounts

Each participant's account is credited with the participant's contribution, MailCoups' matching contribution, and the Plan's earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. All employer matching contributions vest immediately.

Payment of Benefits

Upon termination of service a participant may elect to receive a lump-sum amount equal to the value of their account.

Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

                                 MAILCOUPS, INC.
                               401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001


Expenses of the Plan

All costs and expenses of operation and administration of the Plan are paid by MailCoups.

Plan Merger

Effective January 1, 2002, the Plan was merged into the ADVO, Inc. 401(k) Savings Plan ("ADVO Plan"). MailCoups' associates will be entitled to the provisions of the ADVO Plan.

ADVO Custom Funds

Employer custom funds include the ADVO AXP New Dimensions Fund and the ADVO Stock Fund. Custom funds are unregistered custom separate accounts maintained by the Trustee and established by the Company for the benefit of the Plan and any other qualified plan of the Company. Ownership is represented by each plan's proportionate units of participation.

Although the performance of the custom fund is based on the performance of the underlying mutual fund or Company common stock, the value of a fund unit is different from the net asset value of the mutual fund or the price of one share of common stock. Changes in the unit value of the fund will be affected by price changes in the underlying mutual fund or common stock, earnings, dividends, interest and applicable fees and expenses of the fund. Additionally, the funds maintain highly liquid money market instruments which may contribute to differences in performance between the fund units and net asset value of the underlying mutual funds or common stock.


B. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments

The fair value of investments in mutual funds is based on the quoted market prices of the shares held in these funds at year-end.

The fair value of investments in the collective investment fund and the ADVO custom funds is based on the net asset value ("NAV") of participation units held by the Plan at year-end. These NAVs are calculated based on the current market value of the underlying securities and the current number of units held by participants in these funds.

Participant loans are stated at their outstanding principal balances which approximate fair value.

                                 MAILCOUPS, INC.
                               401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While management believes that the estimates and related assumptions in the preparation of these financial statements are appropriate, actual results could differ from those estimates.

C. INVESTMENTS

The Plan's investments are primarily held by bank-administered trust funds. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's assets available for plan benefits are separately identified by the following "*".


                                                              December 31,
                                                              ------------
                                                           2001           2000
                                                           ----           ----
Cash                                                    $     --       $    431

Collective Investment Funds:
Merrill Lynch Income Accumulation Fund                    70,699*        23,930
Barclays Global Investors Asset Allocation Fund           90,496*        97,248*
Barclays Global Investors S&P MidCap Stock Fund          125,683*       110,069*

Mutual Funds:
Templeton Foreign Fund                                    14,919         11,864
Barclays Global Investors S&P 500 Stock Fund             183,467*       215,707*
Lord Abbett Developing Growth Fund                         3,463            473
Merrill Lynch Retirement Reserves Money Fund              26,663         19,858

ADVO Custom Funds:
ADVO AXP New Dimensions Fund                             141,509*       145,573*
ADVO Stock Fund                                          115,765*        88,013*

Participant Loans                                         32,381         12,035
                                                        --------       --------
TOTAL                                                   $805,045       $725,201
                                                        ========       ========

                                 MAILCOUPS, INC.
                               401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001


During 2001 and 2000, the Plan's investments (including investments purchased, sold as well as held during the year) (depreciated)/appreciated in fair value as determined by quoted market prices as follows:


                                   Net Realized and Unrealized
                                   (Depreciation)/Appreciation
                                  in Fair Value of Investments
                                  ----------------------------
                                      2001            2000
                                      ----            ----
Collective Investment Funds         $ (7,288)       $ 17,011
Mutual Funds                         (37,441)        (50,990)
ADVO Custom Funds                    (24,318)         26,856
                                    --------        --------
                                    $(69,047)       $ (7,123)
                                    ========        ========


D. DIFFERENCE BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                December 31, 2001
                                                -----------------
Net assets available for plan benefits
   per the financial statements                     $ 805,045
Transfer to the ADVO, Inc. 401(k)
   Savings Plan                                      (805,045)
                                                    ---------
Net assets available for plan benefits
   per the Form 5500                                $       -
                                                    =========


E. INCOME TAX STATUS

The Plan has applied for but has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code. However, the Plan Administrator believes that the Plan, including all amendments through December 31, 2001, is qualified and, therefore, the related trust is exempt from taxation.

                                                                      SCHEDULE I

                                 MAILCOUPS, INC.
                               401(k) SAVINGS PLAN
           EMPLOYER IDENTIFICATION NUMBER 06-0885252, PLAN NUMBER 003
          SCHEDULE H, LINE 4I-SCHEDULE OF ASSETS ( HELD AT END OF YEAR)
                                DECEMBER 31, 2001


                                                             Description of Investment,
Identity of Issue, Borrower, Lessor                       including Maturity Date, Rate of
        or Similar Party                                   Interest, Par or Maturity Value       Current Value
        ----------------                                   -------------------------------       -------------
Collective Investment Funds:
    Merrill Lynch Income Accumulation Fund                          70,699 units                   $ 70,699
    Barclays Global Investors Asset Allocation Fund                  2,635 units                     90,496
    Barclays Global Investors S&P Midcap Stock Fund                  3,344 units                    125,683

Mutual Funds:
   Templeton Foreign Fund                                            1,613 units                     14,919
   Barclays Global Investors S&P 500 Stock Fund                     10,538 units                    183,467
   Lord Abbett Developing Growth Fund                                  229 units                      3,463
    Merrill Lynch Retirement Reserves Money Fund                    26,663 units                     26,663

*ADVO Custom Funds:
   ADVO AXP New Dimensions Fund                                      4,849 units                    141,509
   ADVO Stock Fund                                                   3,357 units                    115,765


Participant Loans                                        Bear interest at rates ranging
                                                         from 6.00% - 10.50% with varying
                                                         maturity dates                              32,381
                                                                                                   --------

    TOTAL                                                                                          $805,045
                                                                                                   ========


* Indicates party-in-interest to the Plan.

Cost column is not applicable because all investment programs are fully participant directed.

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the ADVO, Inc., Associate Savings Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                     MailCoups, Inc.
                                     401(k) Savings Plan





Date: June 19, 2002                  By: \s\ SCOTT ESPOSITO
                                        -------------------------------
                                             Scott Esposito
                                             Vice President, Human Resources